

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 21, 2016

<u>Via E-Mail</u>
Jure Perko
President, Treasurer and Secretary
Capstone Systems Inc.
242 Dolenjska cesta
Ljubljana, Slovenia, 1000

> **Re: Capstone Systems Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 7, 2016**
> **File No. 333-207100**

Dear Mr. Perko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2016 letter.

<u>Dilution, page 15</u>

1. On page 15, you state that under the "If 100% of the Shares Are Sold" heading that investors in the offering will incur an immediate dilution of $0.027 from $0.04 per share to $0.0011 per share. Please revise the last number from $0.0011 per share to $0.0129 per share.

2. On page 17, you indicate under the "Existing Stockholder if 50% of Shares are Sold" table that Net tangible book value per share after offering is $0.006 and that Increase to present stockholder in net tangible book value per share after offering is $0.0075. Please revise to switch these amounts.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-4

Revenue Recognition, page F-5

3. We have read your response to comment 5 in our letter dated March 11, 2016. Given that you do not hold inventory and that the supplier appears to be responsible for providing the product directly to the customer, please tell us how you considered ASC 605-45 when determining that gross presentation of recognizing revenue is appropriate. Please provide to us your analysis of the factors included in ASC 605-45 for determining whether revenue should be recognized on a gross or net basis.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office Manufacturing and
Construction

Cc: Via E-Mail
       John T. Root, Jr., Esq.